FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Material fact dated October 1st, 2010.

Madrid, 1 October 2010

Sinopec, one of the world’s largest oil companies, will invest $7.1 billion

REPSOL AND SINOPEC FORM AN ALLIANCE IN BRAZIL TO CREATE ONE OF LATIN-AMERICA’S

LARGEST PRIVATE ENERGY GROUPS, VALUED AT $17.8 BLN

•	Repsol Brasil will carry out a capital increase worth more than $7.1 billion, which Sinopec will subscribe in its entirety, resulting in a company valued at $17.8 billion.

•

The company will be one of Latin-America’s largest privately-owned energy companies. Repsol will retain 60% of the resulting company and Sinopec, China’s second largest oil company, will have a 40% stake.

•	With this new investment, Repsol Brasil is fully capitalized to develop all of its current projects in Brazil, including world class discoveries in the Guara and Carioca pre-salt basins.

•	Repsol and Sinopec will continue their respective expansion plans in Brazil and will participate, jointly or individually, in future bidding rounds in the area.

•	This transaction between two world class groups bears testimony to the value of the exploratory activity carried out by Repsol in Brazil in the last few years.

•

“We are very pleased to share the development of Repsol’s Brazilian projects with an internationally renowned and experienced partner as is Sinopec. Together we can help expand business relations between our countries,” said Repsol Chairman Antonio Brufau.

•	Sinopec is the largest petroleum and petrochemicals company in China and has oil and gas exploration and production projects in more than 20 countries.

Repsol and China’s Sinopec have entered into an agreement to jointly develop the projects of Repsol Brasil, the upstream subsidiary of Repsol in Brazil, creating one of Latin America’s largest energy companies, valued at $17.773 billion.

Repsol Brasil’s assets are currently valued at US$10.664 billion. Under the terms of the agreement, Repsol Brasil will increase its share capital by issuing new shares to which Sinopec will fully subscribe. On completion of the transaction, Repsol will hold 60% of the shares of Repsol Brasil while Sinopec will hold 40% of the shares.

The injection of funds generated by this transaction will allow Repsol Brasil to fully develop all of its current projects, which include some of the world’s largest exploratory discoveries in recent years.

The agreement between Repsol and Sinopec involves full collaboration in the development of the existing projects in Brazil, and allows for both companies to continue expanding their activity in that country jointly or independently.

The agreement is subject to the approval of the competent authorities.

For Repsol Chairman Antonio Brufau “the deal is a good reflection of the value created by the investment of technical, human and material means by Repsol in exploration, particularly in Brazil’s pre-salt offshore in the last few years.”

“We are very pleased to share the development of Repsol’s Brazilian subsidiary with an internationally renowned and experienced partner as is Sinopec. Together we can help expand business relations between our countries,” Brufau added.

Brazil’s offshore boasts one of the world’s fastest-growing oil and gas reserves. The deal highlights the enormous international interest in this historic moment for Brazil, and particularly for the Santos Basin pre-salt activity led by Petrobras.

2

Repsol in Brazil

Repsol is one of the largest independent upstream operators in Brazil and the country’s third-largest oil producer in 2009. It is the largest foreign owner of exploratory blocks, with presence in the Santos, Campos and Espiritu Santo Basins. Repsol has a strategic presence in Brazil’s pre-salt areas with the most potential, and together with Petrobras and BG Group is leading exploration in the prolific Santos basin.

The company’s diversified projects portfolio includes a producing field (Albacora Leste) and eight discoveries as well as other exploratory projects and identified areas of potential.

Sinopec

Sinopec is the largest petroleum and petrochemicals company in China, producing over 350 million barrels of oil equivalent annually, and with reserves close to 4 billion barrels of oil equivalent.

Sinopec is China’s largest refiner with a distillation capacity of approximately 4 million barrels a day.

Internationally, Sinopec is developing almost 50 projects in 20 countries.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: October 1st, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer